Exhibit 99.1

New Oriental Announces a Special Cash Dividend

BEIJING, Aug. 19, 2024 /PRNewswire/—New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), a provider of private educational services in China, today announced that its board of directors has approved a special cash dividend of US$0.06 per common share, or US$0.6 per ADS, to holders of common shares and ADSs of record as of the close of business on September 9, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the cash dividend to be paid will be approximately US$100 million. For holders of common shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 9, 2024 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around September 23, 2024 and September 26, 2024 for holders of common shares and holders of ADSs, respectively.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong

FTI Consulting

Tel: +852 3768 4548

Email: rita.fong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn